

July 9, 2013

Via E-mail
Mr. Frank Manning
Chief Executive Officer
Zoom Telephonics, Inc.
207 South Street
Boston, MA 02111

   Re: Zoom Telephonics, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed March 29, 2013
     Form 10-Q for Fiscal Quarter Ended March 31, 2013
     Filed May 15, 2013
     File No. 000-53722

Dear Mr. Manning:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Results of Operations, page 13

1. We note your response to comment two from our letter dated June 24, 2013. In your proposed future disclosure you have stated your general inventory reserve policy, but you have not specifically addressed how you considered the decrease in sales in your inventory valuation for obsolete and slow moving products. Please revise.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Daniele Ouellette Levy, Esq.
        Morse, Barnes-Brown & Pendleton, PC